June 3, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cincinnati Financial Corporation
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 000-04604

Dear Mr. Rosenberg:

We have received your letter dated May 19, 2015, in response to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our careful review of the comments you provided (keyed to your letter dated May 19):

Notes to Consolidated Financial Statements

Note 3 – Fair Value Measurements

Fair Value Hierarchy, page 137

Comment 1.

Please expand your analyses under ASC 320-10-50-1B and ASC 820-10-50-2B provided in your response to our prior comment 1 to further support your determination of “major security types” and “classes” of fixed maturity securities. In this regard, your disclosure on page 26 shows significant concentrations within credit rating categories for your taxable and tax-exempt fixed maturity securities, and your disclosure on page 28 shows significant concentrations of tax-exempt fixed maturity securities for locally issued general obligation bonds versus special revenue bonds. Help us understand why these disclosures are material yet further disaggregation under ASC 320-10-50-1B and ASC 820-10-50-2B is not necessary. Also, compare and analyze the risks and economics by credit rating category and between general obligation versus special revenue bonds.

Response to Comment 1.

Relevant Accounting Guidance

In determining the appropriate presentation of investments by “major security types” and “classes” within Note 3 – Fair Value Measurements and Note 2 – Investments of our Form 10-K for the fiscal year ended December 31, 2014, we considered the guidance under ASC 320-10-50-1B, Investments-Debt and Equity Securities-Overall-Disclosure, which states:

“Major security types shall be based on the nature and risks of the security. In determining whether disclosure for a particular security type is necessary and whether it is necessary to further separate a particular security type into greater detail, an entity shall consider all of the following:

a. (Shared) activity or business sector
b. Vintage
c. Geographic concentration
d. Credit quality
e. Economic characteristic

We also took into consideration guidance under ASC 820-10-50-2B, Fair Value Measurement-Overall-Disclosure, which states:

“A reporting entity shall determine appropriate classes of assets and liabilities on the basis of the following:

a. The nature, characteristics, and risks of the asset or liability

b. The level of the fair value hierarchy within which the fair value measurement is categorized.

The number of classes may need to be greater for fair value measurements categorized within Level 3 of the fair value hierarchy because those measurements have a greater degree of uncertainty and subjectivity. Determining appropriate classes of assets and liabilities for which disclosures about fair value measurements should be provided requires judgment. A class of assets and liabilities will often require greater disaggregation than the line items presented in the statement of financial position. However, a reporting entity shall provide information sufficient to permit reconciliation to the line items presented in the statement of financial position. If another Topic specifies the class for an asset or a liability, a reporting entity may use that class in providing the disclosures required in this Topic if that class meets the requirements in this paragraph.”

We also took into consideration guidance under ASC 942-320-50-2, Financial Services—Depository and Lending – Investments—Debt and Equity Securities, which states:

“In complying with the requirements in the preceding paragraph, financial institutions shall include in their disclosure all of the following major security types, although additional types also may be necessary:

a.	Equity securities, segregated by any one of the following:
1.	Industry type
2.	Entity size
3.	Investment objective

b.	Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies
c.	Debt securities issued by states of the United States and political subdivisions of the states
d.	Debt securities issued by foreign governments
e.	Corporate debt securities
f.	Residential mortgage-backed securities
ff.	Commercial mortgage-backed securities
fff.	Collateralized debt obligations
g.	Other debt obligations.”

Credit Rating Categories Comparison and Analysis of Risk and Economics

In reference to the disclosure of credit ratings on page 26 of our Form 10-K for the fiscal year ended December 31, 2014, we have compared and analyzed the risks and economics by the various rating categories below of our taxable and tax-exempt fixed-maturity securities. At the end of our analysis we will provide our conclusion on whether further disaggregation by major security types and classes are necessary.

The following table recites the definitions we use for investment-grade (based on classifications as provided by Moody’s, S&P and other commonly accepted definitions) identified on page 26 of our Form 10-K for the fiscal year ended December 31, 2014:

Table 1

The following table recites the definitions we use for non-investment grade (based on classifications as provided by Moody’s, S&P and other commonly accepted definitions) identified on page 26 of our Form 10-K for the fiscal year ended December 31, 2014:

Table 2

This table below summarizes our fixed maturities yield-to-market (interest income/fair value) by credit rating category at December 31, 2014:

Table 3

The table below summarizes our other-than-temporary impairments by credit rating category for the years ended December 31, 2014, 2013 and 2012:

Table 4

We generally do not invest in securities denominated in foreign currencies. The table below summarizes the fair value of our U.S. dollar denominated and foreign currency denominated fixed-maturity securities at December 31, 2014:

Table 5

The table below summarizes the fair value for all of our investment-grade, non-investment grade and nonrated fixed-maturity securities at December 31, 2014:

Table 6

*not rated by Moody’s or S&P, however approximately 85% are rated in our 2014 Statutory filing as NAIC high quality or higher (i.e. investment grade), investment grade by Fitch or are insured

Credit Rating Categories Analysis and Conclusion

Our analysis of taxable and tax-exempt fixed maturity securities considers credit rating categories in the context of ASC 320-10-50-1B, ASC 820-10-50-2B and ASC 942-320-50-2. Although there are various rating categories that may be assigned to securities that represent incremental levels of creditworthiness, we believe the most significant delineation among securities with regards to credit ratings is between investment-grade and non-investment-grade securities. Investment-grade securities are defined as those that have the capacity to meet their financial commitments, while non-investment grade securities are those that have less than adequate capacity, may have filed bankruptcy or have already failed to pay one or more of its obligations such that they may be challenged to meet their financial commitments. As defined above, securities rated BBB or higher are those that have the capacity to meet their financial commitments and are investment-grade securities. Securities rated BB or lower are those that may be challenged to meet their financial commitments. Therefore we considered whether our investment-grade and non-investment grade securities should be considered separate classes of assets or major security types for purposes of financial statement disclosure.

Note that a small portion of our portfolio represents securities that are not rated by either Moody's or S&P but generally are rated in our 2014 statutory filing as NAIC high quality or higher, investment grade by Fitch or are insured. For simplicity, we have defined these securities as nonrated for purposes of our discussion herein.

In assessing our fixed-maturity securities, we considered the characteristics of the investment-grade and non-investment grade securities within our portfolio. We first considered the interest rates of the securities within the three categories. In table 3 above, we illustrate the low, high, and average interest rates by credit rating for our fixed maturity securities. In every rating level, the low and high rates overlap each other and thus there are no defining lines. What exist are common interest rates within, and across, each of the various rating categories. With overlapping interest rates and commonality among the average rates, we do not believe that the interest rates on our fixed-maturity securities represent a characteristic that varies in any significant or meaningful way between investment-grade, non-investment-grade, or nonrated securities.

We further considered the history of other-than-temporary impairments for the most recent three years ended December 31, by investment-grade, non-investment grade, and nonrated securities, which are presented in table 4. Based on the lack of any significant impairments across all security types, we do not believe that this represents a characteristic that varies significantly that would suggest a level of differentiation that would require the identification of additional major security types or classes to be reported resulting from non-payment risk.

Finally, we considered the currency denomination of our investment-grade, non-investment grade, and nonrated securities. We note that table 5 illustrates our fixed-maturity securities that are in the United States dollar denomination or a foreign currency denomination. At December 31, 2014, all of our fixed-maturity securities are in the United States dollar denomination and therefore we do not believe currency denomination represents a characteristic that varies in any significant or meaningful way that would require the identification of additional major security types or classes.

In addition to the assessment of the characteristics of our securities by credit rating category above, we considered the materiality of the different rating categories at December 31, 2014. In table 6 above, we have segregated our fixed-maturity portfolio into investment-grade, non-investment-grade, and nonrated securities. The investment-grade securities represent 93.9% of the portfolio while the non-investment-grade and nonrated represent only 3.4% and 2.7% of the portfolio, respectively. Because such a significant portion of our fixed-maturity securities is investment-grade and the remaining is not, we further believe that separating non-investment grade securities as a separate class or major security type would not provide meaningful information due to their immateriality to our financial statements.

Based on the expanded analysis performed above on our fixed-maturity securities, including our response to the SEC's prior comment 1, we conclude that no additional major security types or classes exist in our portfolio of fixed maturities for which additional disaggregation and disclosure would be material or required. The disclosure on page 26 of our Form 10-K for the fiscal year ended December 31, 2014, related to credit rating categories is considered by us to be supplemental disclosure and not meant to be material disclosure. To avoid confusion in the future, we will remove the credit rating table on page 26 and include the following supplemental information in our future SEC filings: Our investment-grade and non-investment grade fixed-maturity securities represent 94% and 3% of the portfolio, respectively. The remaining 3% represents fixed-maturity securities that are not rated by Moody's or S&P.

General Obligation and Special Revenue Bonds (Municipal Bonds) Comparison and Analysis of Risk and Economics

In reference to the disclosure of our municipal bonds on page 28 of our Form 10-K for the fiscal year ended December 31, 2014, we have compared and analyzed the risks and economics by general obligation and special revenue bonds below. At the end of our analysis we will provide our conclusion on whether further disaggregation by general obligation and special revenue bonds is necessary.

Municipal Bonds

Municipal bonds are debt issued by states, cities, and counties to fund projects. Interest paid by the issuer to bond holders is often exempt from all federal taxes, as well as state or local taxes depending on the state in which the issuer is located, subject to certain restrictions. Generally, interest paid on bonds that are issued for the general purpose of a governmental entity or to fund projects that are constructed for the public good are generally exempt from federal income tax, while interest earnings on bonds issued to fund projects partly or wholly benefiting only private parties, sometimes referred to as private activity bonds, may be subject to federal income tax. However, qualified private activity bonds, whether issued by a governmental unit or private entity, are exempt from federal taxes because the bonds are financing services or facilities that, while meeting the private activity tests, are needed by a government. Municipal bonds fall into several categories. The main types are general obligation bonds and special revenue bonds.

General obligation bonds are bonds that are backed by the “full faith and credit” of the issuer, with no specific project identified as the source of funds to pay the interest or repay the debt.

In other words, the issuer can make interest and principal payments using any source of revenue, such as tax revenues, fees, or the issuance of new securities, and if it encounters fiscal difficulty it can raise taxes or fees to offset the shortfall. General obligation bonds are therefore seen as being relatively safe, and defaults are rare. Investors can buy general obligation bonds directly, but there are also a number of mutual funds that specialize in general obligation bonds.

Special revenue bonds are bonds that are backed by the revenue generated by the specific project being financed by the bond issue. In other words, the money raised by the bond offering finances the project, and the project – once complete – generally generates the revenues to pay the interest and principal on the bonds. Projects could include water works, sewers, hospitals, airports, toll roads, housing projects, convention centers, bridges, and similar endeavors.

Special revenue bonds are generally higher risk than general obligation bonds, and they typically offer higher yields. But they are not generally defined as high risk bonds and in fact, they are assigned a similar rating as general obligation bonds.

Within the special revenue bond category, there are “essential services” special revenue bonds, which include projects related to water, sewer, and power systems. Since the revenue from such projects is seen as being more reliable, essential services special revenue bonds are seen as being lower-risk than bonds financed by revenue from non-essential services.

Typically, most bond fund managers will invest in a combination of general obligation and special revenue bonds due to the similarities.

The following table lists a multitude of characteristics that are, in most cases, shared by general obligation and special revenue bonds:

Table 7

The table below provides the fair values for our general obligation and special revenue bonds by rating category at December 31, 2014:

Table 8

Yield-to-market at December 31, 2014, for our general obligation and special revenue bonds are compared in the following table:

Table 9

Our other-than-temporary impairments for the years ended December 31, 2014, 2013 and 2012, are broken out by general obligation and special revenue bonds in the following table:

Table 10

General Obligation and Special Revenue Bonds Analysis and Conclusion

The list of characteristics for general obligation and special revenue bonds is shown in table 7 above. While most of these characteristics are shared by both, even the differences share some commonality. We believe the most significant characteristics are that they are issued and the oversight is with the government authority. General obligation bonds are secured by the issuing jurisdiction while the special revenue bonds are backed by the assets of the designated project which generally makes either security secure. In many cases, the bonds are insured which protects the bondholders from tax or fee collection risk. General obligation bonds and interest are repaid from taxes and fees charged by a jurisdiction. If there are not enough funds to make the payments, the jurisdiction raises taxes and fees to cover the required payments. Special revenue bonds and interest are repaid from fees (or rates), taxes or internal transfers from a general fund. If there are not enough funds to make the payments, the jurisdiction raises the fees (or rates), taxes or transfers additional funds from the general fund to cover the required payments.

Within our portfolio of special revenue bonds, a majority of these relate to essential services that are directly or indirectly supported by property taxes, water and sewer usage fees, higher education tuition, utility usage fees and sales and income tax. After comparing the characteristics, we concluded that general obligation and special revenue bonds have the same nature and risk and disaggregation into further major security types or classes was not necessary.

In table 8, we have segregated the general obligation and special revenue bonds into the various investment grade and non-investment grade categories. The investment grade category represented 98% of both the general obligation and special revenue bonds. Less than 1% of both the general obligation and special revenue bonds were considered non-investment grade. The remaining approximately 1% of the portfolio represents securities that are not rated by either Moody's or S&P, but generally are rated in our 2014 statutory filing as NAIC high quality or higher, investment grade by Fitch or are insured. For simplicity, we have labeled these as nonrated. Because such a significant amount is investment-grade and the remaining is not, we concluded not to disaggregate municipal bonds into further major security types or classes.

The yield-to-market comparison between general obligation and special revenues in table 9 reflects very little differentiation, and thus aggregation of these two groups is appropriate.

Other-than-temporary impairments for both the general obligation and special revenues are compared in table 10 and show almost no differentiation. With the other-than-temporary impairments clearly being immaterial, we concluded there is no evidence of additional major security types or classes to be reported.

Based on the expanded analysis performed above on our fixed-maturity securities, including our response to the SEC's prior comment 1, we have concluded no additional major security types or classes are required to be disclosed. The disclosure on page 28 of our Form 10-K for the fiscal year ended December 31, 2014, related to our municipal bonds is considered by us to be supplemental disclosure and are not meant to be material disclosures. To avoid confusion, we will remove the municipal bonds table on page 28 in future SEC filings.

Comment 2.

Refer to your response to our prior comment two. You state that all classes of fixed maturity securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Please address the following:

•	Provide us a description of these methodologies as you appear to use more than one methodology to model information generated by market transactions and more than one discounted cash flow methodology.

•	Tell us whether the matrix pricing you reference in the proposed disclosure is the market approach.

•	For each class of fixed maturity securities, tell us the extent you use the market approach versus the income approach (i.e. discounted cash flow methodologies).

•	Tell us whether each input listed is used in both approaches for each class. If not, disaggregate for us those inputs used in the market approach from those used in the income approach for each class.

•	Explain to us how valuing fixed maturity securities using methodologies generated by market transactions involving “identical” assets results in those securities being categorized in Level 2, rather than Level 1 of the fair value hierarchy.

Response to Comment 2.

We have responded in the same order as your questions above using a bulleted list.

•	We use only one valuation methodology, the market approach, also known as market based modeling, for all fixed-maturity securities. Due to their more esoteric nature, certain fixed-maturity securities do not lend themselves to a market approach and thus a discounted cash flow method may be employed. While the discounted cash flow method is available, it is currently not being utilized as we have no fixed-maturity securities for all years presented in our Form 10-K for the fiscal year ended December 31, 2014, that use a discounted cash flow method. Within our Fair Value Measurement Note disclosure we will not include reference to the discounted cash flow methodology, as it is currently not being utilized.

•	The matrix pricing we refer to is a market based modeling approach. Our use of the term matrix pricing was of the more generic nature, implying the use of multiple observable inputs. We consider this synonymous with market based modeling. Our nationally recognized pricing vendor uses multiple inputs in arriving at a price that is ultimately derived from market based information. In the future we will substitute “market based modeling” for “~~matrix pricing~~”.

•	We use the market based modeling approach on all of our fixed-maturity securities.

•	All inputs for each class are utilized by the market based modeling approach only.

•	While we did refer to “identical or comparable” in our first response, in fact only the latter currently applies. Our current disclosure stating that, “fair values are based on similar assets and liabilities that are actively traded”, is accurate for all Level 2 fixed-maturity securities.

Beginning with our Form 10-K for the year ended December 31, 2015, we will modify our disclosure to further clarify that the description of our Level 2 fixed-maturity securities valuation methodologies and inputs applies to each of the individual asset classes held by the company and that each uses a market based modeling approach based on similar assets. Our future disclosure will also expand upon the inputs used in fair value measurement, substantially similar to the following which has been marked for changes against the disclosure on page 137 of Note 3 –Fair Value Measurements, Form 10-K for the Fiscal Year December 31, 2014, (new language in bold, deleted language with a strikethrough and moved language in italics):

NOTE 3 – Fair Value Measurements

Fair Value Hierarchy

The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used. Our valuation techniques have not changed from those used at December 31, 2013, and ultimately management determines fair value. Financial instruments reported at fair value in our consolidated financial statements are categorized based upon the following characteristics or inputs to the valuation techniques:

•	Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•	Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.

The technique used for the Level 2 fixed-maturity securities and taxable fixed maturities in separate accounts is the application of market based modeling ~~matrix pricing~~. The inputs used for all classes of fixed–maturity securities listed in the table below include relevant market information by asset class, trade activity of like securities, marketplace quotes, benchmark yields, spreads off benchmark yields, interest rates, U.S. Treasury or swap curves, yield to maturity and economic events. Specific to commercial mortgage-backed securities, key inputs also include prepayment and default projections based on past performance of the underlying collateral and current market data. All of the Level 2 fixed-maturity securities are priced by a nationally recognized pricing vendor.

The Level 2 nonredeemable preferred equities technique used is the application of market based modeling ~~matrix pricing~~. The inputs used, similar to those used by the pricing vendor for our fixed-maturity securities, include relevant market information, trade activity of like securities, yield to maturity, corporate action notices and economic events. All of the Level 2 nonredeemable preferred equities are priced by a nationally recognized pricing vendor.

•	Level 3 – Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Level 3 inputs include the following:

◦	Quotes from brokers or other external sources that are not considered binding;

◦	Quotes from brokers or other external sources where it cannot be determined that market participants would in fact transact for the asset or liability at the quoted price; or

◦	Quotes from brokers or other external sources where the inputs are not deemed observable.

* * * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response.

Sincerely,

/s/ Michael J. Sewell
Michael J. Sewell